FILED UNDER RULE 433

FILE NO. 333-137101-06

NO. 333-137101

SUNTRUST BANKS, INC./SUNTRUST CAPITAL VIII

November 29, 2006

FINAL TERM SHEET

SunTrust Capital VIII

$1,000,000,000 6.100% Trust Preferred Securities

(liquidation amount $1,000 per security)

fully and unconditionally guaranteed, as described in the prospectus, by

SunTrust Banks, Inc.

Issuer:	SunTrust Capital VIII (the “Trust”), a Delaware statutory trust, the sole asset of which will be the 6.100% Extendible Junior Subordinated Notes (the “JSNs”) issued by SunTrust Banks, Inc. (“SunTrust”).

Guarantor:	SunTrust

Title of Security:	6.100% Trust Preferred Securities

Aggregate Liquidation Amount:	$1,000,000,000 (1,000,000 Trust Preferred Securities, which, together with the $10,000 of Trust common securities to be purchased by SunTrust, correspond to $1,000,010,000 initial principal amount of the JSNs).

Scheduled Maturity Date:	December 15, 2036

Distributions Prior to
Scheduled Maturity Date:	6.100% per annum, paid semi-annually on each June 15 and December 15, beginning June 15, 2007.

Distributions After
Scheduled Maturity Date:	One-month LIBOR plus 1.965% per annum, payable on the 15th day of each calendar month, beginning January 15, 2037.

Final Repayment Date:	December 1, 2066, subject to two ten-year extensions as described in the prospectus supplement dated November 29, 2006.

Applicable Spread for the Purposes of Calculating
Redemption Price:	.50% if the redemption is within 90 days after the occurrence of a tax event or rating agency event, and .25% in other cases.

Benchmark:	UST 4.500% due 02/2036

Benchmark Yield:	4.622%

Reoffer Spread:	1.480%

Reoffer Yield:	6.102%

Price to Public:	$999.70

Expected Net Proceeds to
SunTrust from the Offering:	$988,618,625 after expenses and underwriting commissions.

Trade Date:	November 29, 2006.

Settlement Date:	December 6, 2006 (T+5)

CUSIP:	86800Y AA 4

Expected Listing:	NYSE under the symbol “STI 36”

Expected Ratings:	A2 by Moody’s Investors Services, A- by Standard & Poor’s, A by Fitch. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Joint Book-Runners and Joint
Structuring Coordinators:	Goldman, Sachs & Co.
SunTrust Capital Markets, Inc.

Joint Book-Runner:	Citigroup Global Markets Inc.

Co-Managers:	Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Sandler O’Neill & Partners, L.P

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.